 1-A/A LIVE 0001698370 XXXXXXXX 024-10679 true false false TRUE LEAF MEDICINE INTERNATIONAL LTD. A1 2014 0001698370 2000 00-0000000 5 0 100 KALAMALKA LAKE ROAD UNIT 32 VERNON A1 V1T 9G1 778-389-9933 Alixe Cormick Other 285201.00 50.00 530421.00 15629.00 951776.00 218574.00 74142.00 351594.00 600183.00 951776.00 272276.00 170615.00 2318.00 -1371718.00 -0.03 -0.03 Davidson & Company LLP common shares 69239577 89785 Canadian Securities Exchange preferred shares 0 0 Not Applicable none 0 0 Not Applicable true true false Tier2 Audited Equity (common or preferred stock) Y N Y Y N N 14285715 69239577 0.3500 0.35 0.00 0.00 0.00 0.35 Davidson & Company LLP 20000.00 Venture Law Corporation 40000.00 4630000.00 All dollar amounts in this offering statement are expressed in Canadian dollars unless otherwise indicated. Payments received by investors in US dollars will be converted into Cdn dollars using the rate of exchange quoted by the Bank of Montreal at close true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 false True Leaf Medicine International Ltd. common shares 69239577 10199777 $2,780,203 Canadian Dollars $0 Regulation S - All sales were made to non-American residents.